Larry Spirgel, Assistant Director
Sharon Virga, Senior Staff Accountant

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

United States

June 11, 2009

Re:	Nokia Corporation
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 5, 2009
File No. 1-13202

Dear Mr. Spirgel and Ms. Virga,

We are writing in response to your letter of May 14, 2009 containing comments with respect to the annual report on Form 20-F of Nokia Corporation (“Nokia”) for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”). The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

Form 20-F for the Year Ended December 31, 2008

Operating and Financial Review and Prospects

1. General

We discuss the most significant recent trends since the latest fiscal year and any known trends, uncertainties, demands, commitments or events for the current fiscal year in Item 5A under the heading “Principal Factors Affecting our Results of Operations” on pages 59 to 63. We provide a cross-reference in the separately-captioned “Item 5D, Trends Information” to Item 5A for information that is responsive to Item 5D of Form 20-F. Our discussion in Item 5A is presented on a segment basis for the relevant industry sector and, where appropriate, for Nokia. We have reproduced some of those disclosures below to facilitate your review.

For Devices & Services, we note on page 60 that “[i]n 2009, due to the difficult global economic conditions, we believe that compared with 2008 net subscriber additions may decline, the replacement cycle may lengthen and more consumers may replace their handsets with less expensive mobile devices” and that “[w]hile the mobile network operators have started to reduce their subsidies as a result of the current difficult economic conditions, we believe we may be less exposed to decreases in such subsidies than many of our competitors due to our lower market share in many of the highly-subsidized geographical markets, such as the US, compared to the less subsidized markets, such as the emerging markets”. Further, we note on pages 60 and 61 that “[t]he global mobile device market deteriorated significantly in the second half of 2008, with a pronounced weakening in the fourth quarter. We expect that the mobile device market will continue to be negatively impacted in 2009 by the slowdown in consumer spending. While noting the extremely limited visibility, we expect industry mobile device volumes in 2009 to decline by approximately 10% from the approximately 1.2 billion units we estimate for 2008.” We also note regarding our market share on page 61 that “[o]ur global device market share increased in 2008, and we are targeting again to increase our market share in 2009. We believe that our global share may benefit in 2009 from our continuously improving product portfolio and our competitive advantages, which may enable us to navigate through the current difficult global economic conditions in a relatively more stable manner than some of our competitors.” In addition, with respect to our devices average selling price (ASP) we state on page 61 that “global or local economic conditions may impact our device ASPs, in particular as some of our customers may trade down to lower-priced devices as a result of the current difficult global economic conditions.” We continue further by discussing on page 61 the actions that we are taking to respond to the current economic situation.

The trends and uncertainties disclosure also considers the impact of general economic conditions on the results of this segment in the 4th quarter of 2008. On page 74 we note that “[d]espite the overall year-on-year growth, the mobile device market deteriorated significantly in the second half of 2008, with a pronounced weakening in the fourth quarter of 2008. The negative impact of the rapidly deteriorating global economic conditions, including weaker consumer and corporate spending, severely constrained credit availability and unprecedented currency market volatility, was apparent in varying degrees across all geographic markets and product ranges.”

With respect to NAVTEQ, we note on page 62 that “[u]nfavorable conditions in the automotive and consumer electronics industries have negatively impacted NAVTEQ’s net sales and profitability during the six months ended December 31, 2008. We expect this to be mitigated to some extent by the increasing adoption of location based services in the mobile handset industry.” We continue by noting that “NAVTEQ has responded to the current difficult economic conditions by focusing on controlling costs, including exiting certain non-core business activities related to printed maps, restrictions on recruitments and travelling, and prioritizing database development and maintenance costs based on customer requirements and return on investment.”

We discuss the known trends for Nokia Siemens Networks in 2009 by noting on page 63 that “[w]e estimate that the mobile infrastructure, fixed infrastructure and related services market will decline 5% or more in euro terms in 2009, from 2008 levels. The decline is expected to result primarily from the overall slowdown in the investments of network operators and service providers in the current difficult global economic conditions. We target for Nokia Siemens Networks market share to remain constant in 2009, compared to 2008. Nokia Siemens Networks market share may be adversely impacted by its focus on profitability and cash flow and deal discipline. However, we believe this impact may be offset as its market share should benefit from a favorable technology mix in its products and services portfolio.” We also note that “[t]he pricing environment in the markets where Nokia Siemens Networks operates continued to be intense in 2008, and we expect that these general market conditions will continue in 2009.”

In addition, we discuss the impacts of the unprecedented currency volatility in 2008, in particular towards the end of the year, and to some extent our estimates for 2009 in the section under heading “Certain Other Factors—Exchange Rates” in Item 5A starting on page 63.

The discussion in our 2008 Form 20-F of known trends, etc. for 2009 was based on management’s best assumptions and beliefs in light of the information available to it on March 5, 2009 when we filed our 2008 Form 20-F with the Commission. As noted on page 59, that discussion should be read in conjunction with our risk factors included in Item 3D. “Risk Factors” where we discuss in detail the impacts of both materialized and possible developments related to the current general economic situation on our business, results of operations and financial condition. In particular, on pages 11-14 we included several specific risk factors resulting from the general economic conditions which may, if they came to fruition, have a material adverse effect on our business, results of operations and financial condition in 2009 and onwards. Separate discussion of the impacts of the general economic situation is included also in the other risk factors where we have deemed them to be material. However, given the extremely limited visibility at the time of filing our 2008 Form 20-F, which we note on pages 60 and 61, it could not be said at that time that such risks rose to the level of known trends, etc. that were reasonably likely to occur and have a material effect on our net sales, income from continuing operations, profitability, liquidity or capital resources, other than the known trends disclosed in Item 5A.

Accordingly, we believe the disclosures provided in Item 5A are responsive to the Staff’s comments with regard to including a discussion of the impact of changes in customer services and plans, further reduction of traditional business and other items described in the letter, to the extent that such matters represented a known trend, demand, commitment, event or uncertainty that we believed was reasonably likely to occur and have a material effect on our results of operations or financial condition in the current fiscal year.

As and when visibility increases, our quarterly reports for 2009 will, as appropriate, discuss known trends, etc. that are reasonably likely to have a material effect on our results of operations and financial condition for the fiscal year 2009. Further, as appropriate in preparing the discussion of known trends, etc. for 2010 in our 2009 Form 20-F in response to Item 5D, we will continue to be mindful of the Staff’s comment herein. We propose to include this discussion under a revised heading entitled “Principal Factors and Trends Affecting our Results of Operations” in Item 5A.

2. Critical Accounting Policies, page 65

The section ‘Critical Accounting Policies’ of Item 5A in our 2008 Form 20-F identifies and describes the estimates, the methodology and certain assumptions used to the extent they have a material impact on our financial condition and results of operations. Our approach has been to provide in Item 5 discussion and analysis that supplements, but does not duplicate, disclosure within the notes to our financial statements and to provide qualitative and quantitative discussion that we consider meaningful, as compared to mechanical or mathematical sensitivity and ranges. These disclosures are provided when the estimates or assumptions bear reasonable possibility of short-term change and quantitatively when the information is both reasonably available and considered meaningful to the investor.

The application and significance of the accounting estimates — such as the allowances and provisions made — is described in each relevant note to our financials statements, such as Note 5 Pensions, Note 7 Impairment, Note 19 Valuation and qualifying accounts, and Note 27 Provisions. Similarly, the line items of our financial statements affected by these accounting estimates are identified in the relevant notes to our financial statements.

We will include disclosures in our future filings, where appropriate, to clarify the presentation of quantitative and/or qualitative information on changes in line items of the financial statements relating to reasonably possible near-term changes in estimates, if and when there are such expectations, caused by assumed potential changes in the accounting estimate. However, with respect to certain estimates we do not consider the inclusion of such analysis in this section to be meaningful to investors as the relevant quantitative disclosures are provided in the notes to our financial statements, such as the allowances for doubtful accounts, and any changes in those underlying estimates and reasonably possible near-term changes to the methodology or estimates have not been material. A range of estimates in such case would be mechanical.

There have been no material changes made to the critical accounting estimates affecting our financial conditions or results of operations that have not been disclosed or discussed, and no substantive changes in the policies or the process of determining those estimates in the past three years. The estimates themselves are updated on each reporting date based on the best available information but the manner in which we define and use the accounting estimates has remained materially unchanged during the past three years.

Given the pervasive applicability of these estimates to all segments, we have identified in our prior filings the relevant segments only where the accounting estimates do not affect all our segments similarly and where that information is material. In our future filings we will both note in the introductory paragraph of Critical Accounting Policies that the estimates affect similarly all our segments unless otherwise indicated and include specific disclosures, where appropriate, regarding estimates which principally affect only certain reportable segments.

For illustration purposes only, we provide in Appendix 1 to this letter an example of the type of discussion reflecting the above that we would expect to provide in our 2009 Form 20-F assuming that filing had occurred today. We note that this discussion has been prepared based on limited information and additional information is expected to be available for our fiscal year end.

3. Valuation of Long-lived and Intangible Assets and Goodwill, page 69

We performed our annual impairment test during the fourth quarter of 2008 on the opening fourth quarter balances.

Note 7 to our consolidated financial statements on pages F-31 to 33 includes a detailed description of steps performed in goodwill recoverability review, breakdown of our goodwill balance as of December 31, 2008 by cash-generating units as well as applied discount and growth rates.

As noted in response to the Staff’s Comments, discussion of the recoverability of goodwill is considered in the critical accounting estimates, which factors into the assumptions and longer term operational indicators and any reasonably possible short-term change in estimate of impairment discussed, such as consideration of changes in assumptions on the carrying value of goodwill.

In our future filings we will supplement the discussion under the heading “Valuation of Long-lived and Intangible Assets and Goodwill” in Item 5A with the below disclosures reflecting aggregation of the relevant and material disclosures from the notes to our consolidated financial statements and Item 5A:

“Goodwill is allocated to the Group’s cash-generating units (CGU) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the synergies of the business combination in which the goodwill arose.

As of January 1, 2008, our three mobile device business groups, Mobile Phones, Multimedia and Enterprise Solutions, and the supporting horizontal groups, Customer & Market Operations and Technology Platforms, were replaced by an integrated business segment, Devices & Services. Subsequent to the acquisition of NAVTEQ on July 10, 2008, we have had three reportable segments: Devices & Services, NAVTEQ and Nokia Siemens Networks. This new organization has fundamentally changed our reporting structure, the information reported to management as well as the way in which management monitors and runs operations.

Goodwill has been allocated to our cash-generating units in a manner that is consistent with the level at which management monitors operations and the segments expected to benefit from the synergies arising from each of our acquisitions. Goodwill arising from the acquisitions completed by the Devices & Services segment, goodwill arising from the acquisition of NAVTEQ and goodwill arising from the formation of Nokia Siemens Networks has been allocated to the Devices & Services cash-generating unit, the NAVTEQ cash-generating unit and the Nokia Siemens Networks cash-generating unit, respectively.

The recoverable amount of each CGU is determined based on a value in use calculation. The pre-tax cash flow projections employed in the value in use calculation are based on financial plans approved by management. These projections are consistent with external sources of information, whenever available. Cash flows beyond the explicit forecast period are extrapolated using an estimated terminal growth rate that does not exceed the long-term average growth rates for the industry and economies in which the CGU operates.

The discount rates applied in the value in use calculation for each cash-generating unit have been determined independently of capital structure on a pre-tax basis reflecting current assessments of the time value of money and relevant market risk premiums. Risk premiums included in the determination of the discount rate reflect risks and uncertainties for which the future cash flow estimates have not been adjusted.

See also Note 7 to our consolidated financial statements included in Item 18 of this annual report for further information regarding valuation of long-lived and intangible assets and goodwill.”

The above supplemental disclosure is provided for illustration purposes only as an example of the type of discussion reflecting the above that we would expect to provide in our 2009 Form 20-F assuming that filing had occurred today. We note that this discussion has been prepared based on limited information and additional information is expected to be available for our fiscal year end.

We have not made any changes to our impairment testing methodologies since our last annual impairment test. We periodically update the assumptions applied in our impairment testing to reflect management’s best estimates of future cash flows and the conditions that are expected to prevail during the forecast period.

We have disclosed and will disclose in the future in the notes to our financial statements, where applicable, reasonably possible changes in estimates and underlying assumptions, such as growth rates and discount rates, where such a change could have a material impact on the carrying value of the goodwill or result in an impairment loss. Should there be disclosures as to a reasonably possible change resulting in an impairment loss (such as a 1% change in valuation assumptions for long-term growth rate and pre-tax discount disclosed with respect to NAVTEQ) in the notes to our consolidated financial statements in our future filings, we would include similar disclosure in the ‘Critical Accounting Policies’ section of Item 5A.

We have considered a long-range business plan with recovery reflected as growth throughout the plan. This is consistent with the disclosure of trends as discussed in Note 7 regarding the macroeconomic environment as well as specific considerations for each reportable segment (Devices & Services, NAVTEQ and NSN). Cash flow rates consider both historical trends and current and anticipated cash flow based on the existing economic environment and long-range plan as noted above.

Notes to Consolidated Financial Statements

4. Revenue Recognition, page F-11

Under IAS 18, we recognize revenue from our products when they are sold in to the distribution channel and when the revenue recognition criteria are otherwise met, as there are generally no rights of return or rotation rights for our resellers and distributors and accordingly the significant risks and rewards are transferred at that point in time. As noted, only an immaterial part of revenue from our products sold through distribution channels is recognized when the reseller or distributor sells the product to the end-users due principally to isolated product return or rotation provisions. Provided that this revenue continues to be immaterial, we will remove reference to them from our future filings, or otherwise further qualify the different treatment based on the facts and circumstances of the sales.

*   *   *   *

Nokia acknowledges that

•                  Nokia is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  The Commission staff comments or changes to Nokia’s disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Nokia’s filings; and

•                  Nokia may not assert the Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In case of additional comments, kindly contact Anja Korhonen by e-mail at anja.korhonen@nokia.com or by phone at +358 40 500 3208.

NOKIA CORPORATION

/s/ ANJA KORHONEN	/S/ KAARINA STÅHLBERG
Anja Korhonen	Kaarina Ståhlberg
Senior Vice President,	Vice President,
Corporate Controller	Assistant General Counsel

ENCLOSURES:	Appendix 1

cc:	Dean Suehiro, Senior Staff Accountant

Kris Muller
PricewaterhouseCoopers

Pamela M. Gibson
Shearman & Sterling LLP

APPENDIX 1

For illustration purposes only, we provide herein an example of the type of discussion we would expect to provide in our 2009 Form 20-F assuming that filing had occurred today. The amendments to the ‘Critical Accounting Policies’ section of our 2008 20-F are presented in bold italics. We note that this discussion has been prepared based on limited information and additional information is expected to be available for our fiscal year end.

Critical Accounting Policies

Our accounting policies affecting our financial condition and results of operations are more fully described in Note 1 to our consolidated financial statements included in Item 18 of this annual report. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The estimates affect equally all our segments unless otherwise indicated.

We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements. We have discussed the application of these critical accounting estimates with our Board of Directors and Audit Committee.

Revenue Recognition

Sales from the majority of the Group are recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group, and the costs incurred or to be incurred in respect of the transaction can be measured reliably. The remainder of revenue is recorded under the percentage of completion method.

Devices & Services and certain NAVTEQ and Nokia Siemens Networks revenues are generally recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. This requires us to assess at the point of delivery whether these criteria have been met. When management determines that such criteria have been met, revenue is recognized. We record estimated reductions to revenue for special pricing agreements, price protection and other volume based discounts at the time of sale, mainly in the mobile device business. Sales adjustments for volume based discount programs are estimated based largely on historical activity under similar programs. Price protection adjustments are based on estimates of future price reductions and certain agreed customer inventories at the date of the price adjustment. Devices & Services and certain Nokia Siemens Networks service revenue is generally recognized on a straight line basis over the service period unless there is evidence that some other method better represents the stage of completion. Devices & Services and NAVTEQ license fees from usage are recognized in the period in which the customer reports them to the Group.

Devices & Services, NAVTEQ and Nokia Siemens Networks may enter into multiple component transactions consisting of any combination of hardware, services and software. The commercial effect of each separately identifiable element of the transaction is evaluated in order to reflect the substance of the transaction. The consideration from these transactions is allocated to each separately identifiable component based on the relative fair value of each component. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria for that element have been met. If the Group is unable to reliably determine the fair value attributable to the separately identifiable components, the Group defers revenue until all components are delivered and services have been performed. The Group determines the fair value of each component by taking into consideration factors such as the price when the component is sold separately by the Group, the price when a similar component is sold separately by the Group or a third party and cost plus a reasonable margin.

Nokia Siemens Networks revenue and cost of sales from contracts involving solutions achieved through modification of complex telecommunications equipment is recognized on the percentage of completion basis when the outcome of the contract can be estimated reliably. This occurs when total contract revenue and the cost to complete the contract can be estimated reliably, it is probable that economic benefits associated with the contract will flow to the Group, and the stage of contract completion can be measured. When we are not able to meet those conditions, the policy is to recognize revenues only equal to costs incurred to date, to the extent that such costs are expected to be recovered. Completion is measured by reference to costs incurred to date as a percentage of estimated total project costs using the cost-to-cost method.

The percentage of completion method relies on estimates of total expected contract revenue and costs, as well as the dependable measurement of the progress made towards completing the particular project. Recognized revenues and profit are subject to revisions during the project in the event that the assumptions regarding the overall project outcome are revised. The cumulative impact of a revision in estimates is recorded in the period such revisions become likely and estimable. Losses on projects in progress are recognized in the period they become likely and estimable.

Nokia Siemens Networks’ current sales and profit estimates for projects may change due to the early stage of a long-term project, new technology, changes in the project scope, changes in costs, changes in timing, changes in customers’ plans, realization of penalties, and other corresponding factors.

Customer Financing

We have provided a limited amount of customer financing and agreed extended payment terms with selected customers. In establishing credit arrangements, management must assess the creditworthiness of the customer and the timing of cash flows expected to be received under the arrangement. However, should the actual financial position of our customers or general economic conditions differ from our assumptions, we may be required to re-assess the ultimate collectability of such financings and trade credits, which could result in a write-off of these balances in future periods and thus negatively impact our profits in future periods. Our assessment of the net recoverable value considers the collateral and security arrangements of the receivable as well as the likelihood and timing of estimated collections. The Group endeavors to mitigate this risk through the transfer of its rights to the cash collected from these arrangements to third-party financial institutions on a non-recourse basis in exchange for an upfront cash payment. During the past three fiscal years the Group has not had any write-offs or impairments regarding customer financing. The financial impact of the customer financing related assumptions mainly affects the Nokia Siemens Networks segment. See also Note 35(b) to our consolidated financial statements included in Item 18 of this annual report for a further discussion of long-term loans to customers and other parties.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods. Management specifically analyzes accounts receivables and historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Based on the estimates and assumptions an allowance for doubtful accounts of EUR 415 million was established in 2008 (EUR 332 million in 2007).

Inventory-related Allowances

We periodically review our inventory for excess, obsolescence and declines in market value below cost and record an allowance against the inventory balance for any such declines. These reviews require management to estimate future demand for our products. Possible changes in these estimates could result in revisions to the valuation of inventory in future periods. Based on the estimates and assumptions an allowance for excess and obsolete inventory of EUR 348 million was established in 2008 (EUR 417 million in 2007). The financial impact of the assumptions regarding this allowance affects mainly the cost of sales of the Devices & Services and Nokia Siemens Networks segments.

Warranty Provisions

We provide for the estimated cost of product warranties at the time revenue is recognized. Our products are covered by product warranty plans of varying periods, depending on local practices and regulations. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligations are affected by actual product failure rates (field failure rates) and by material usage and service delivery costs incurred in correcting a product failure. Our warranty provision is established based upon our best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. As we continuously introduce new products which incorporate complex technology, and as local laws, regulations and practices may change, it will be increasingly difficult to anticipate our failure rates, the length of warranty periods and repair costs. While we believe that our warranty provisions are adequate and that the judgments applied are appropriate, the ultimate cost of product warranty could differ materially from our estimates. When the actual cost of quality of our products is lower than we originally anticipated, we release an appropriate proportion of the provision, and if the cost of quality is higher than anticipated, we increase the provision. Based on the estimates and assumptions a warranty provision of EUR 1 375 million was established in 2008 (EUR 1 489 million in 2007). The financial impact of the assumptions regarding this provision mainly affects the cost of sales of Devices & Services segment.

Provision for Intellectual Property Rights, or IPR, Infringements

We provide for the estimated future settlements related to asserted and unasserted past alleged IPR infringements based on the probable outcome of each potential infringement.

Our products and solutions include increasingly complex technologies involving numerous patented and other proprietary technologies. Although we proactively try to ensure that we are aware of any patents and other intellectual property rights related to our products and solutions under development and thereby avoid inadvertent infringement of proprietary technologies, the nature of our business is such that patent and other intellectual property right infringements may and do occur. Through contact with parties claiming infringement of their patented or otherwise exclusive technology, or through our own monitoring of developments in patent and other intellectual property right cases involving our competitors, we identify potential IPR infringements.

We estimate the outcome of all potential IPR infringements made known to us through assertion by third parties, or through our own monitoring of patent- and other IPR-related cases in the relevant legal systems. To the extent that we determine that an identified potential infringement will result in a probable outflow of resources, we record a liability based on our best estimate of the expenditure required to settle infringement proceedings. Based on the estimates and assumptions a provision for Intellectual property rights infringements of EUR 343 million was established in 2008 (EUR 545 million in 2007). The financial impact of the assumptions regarding this provision mainly affects Devices & Services segment.

Our experience with claims of IPR infringement is that there is typically a discussion period with the accusing party, which can last from several months to years. In cases where a settlement is not reached, the discovery and ensuing legal process typically lasts a minimum of one year. For this reason, IPR infringement claims can last for varying periods of time, resulting in irregular movements in the IPR infringement provision. In addition, the ultimate outcome or actual cost of settling an individual infringement may materially vary from our estimates.

Legal Contingencies

As discussed in Item 8A7. “Litigation” and in Note 29 to the consolidated financial statements included in Item 18 of this annual report, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against the Group. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

Capitalized Development Costs

We capitalize certain development costs primarily in the Nokia Siemens Networks segment when it is probable that a development project will be a success and certain criteria, including commercial and technical feasibility, have been met. These costs are then amortized on a systematic basis over their expected useful lives, which due to the constant development of new technologies is between two to five years. During the development stage, management must estimate the commercial and technical feasibility of these projects as well as their expected useful lives. Should a product fail to substantiate its estimated feasibility or life cycle, we may be required to write off excess development costs in future periods.

Whenever there is an indicator that development costs capitalized for a specific project may be impaired, the recoverable amount of the asset is estimated. An asset is impaired when the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s net selling price and value in use. Value in use is the present value of discounted estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. For projects still in development, these estimates include the future cash outflows that are expected to occur before the asset is ready for use. See Note 8 to our consolidated financial statements included in Item 18 of this annual report.

Impairment reviews are based upon our projections of anticipated discounted future cash flows. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. While we believe that our assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future.

Business Combinations

We apply the purchase method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, equity instruments issued, and costs directly attributable to the acquisition. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over our interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

Valuation of Long-lived and Intangible Assets and Goodwill

We assess the carrying value of identifiable intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review, include the following:

•             significant underperformance relative to historical or projected future results;

•             significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•             significantly negative industry or economic trends.

When we determine that the carrying value of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on discounted projected cash flows.

This review is based upon our projections of anticipated discounted future cash flows. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. While we believe that our assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future. In assessing goodwill, these discounted cash flows are prepared at a cash generating unit level. Amounts estimated could differ materially from what will actually occur in the future.

Fair Value of Derivatives and Other Financial Instruments

The fair value of financial instruments that are not traded in an active market (for example, unlisted equities, currency options and embedded derivatives) are determined using valuation techniques. We use judgment to select an appropriate valuation methodology and underlying assumptions based principally on existing market conditions. If quoted market prices are not available for unlisted shares, fair value is estimated by using various factors, including, but not limited to: (1) the current market value of similar instruments, (2) prices established from a recent arm’s length financing transaction of the target companies, (3) analysis of market prospects and operating performance of the target companies taking into consideration of public market comparable companies in similar industry sectors. Changes in these assumptions may cause the Group to recognize impairments or losses in the future periods. The financial impact of these assumptions mainly affects Devices & Services segment.

Income Taxes

The Group is subject to income taxes both in Finland and in numerous other jurisdictions. Significant judgment is required in determining the provision for income taxes and deferred tax assets and liabilities recognized in the consolidated financial statements. We recognize deferred tax assets to the extent that it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. We have considered future taxable income and tax planning strategies in making this assessment. We recognize tax provisions based on estimates and assumptions when, despite our belief that tax return positions are supportable, it is more likely than not that certain positions will be challenged and may not be fully sustained upon review by tax authorities.

If the final outcome of these matters differs from the amounts initially recorded, differences may positively or negatively impact the income tax and deferred tax provisions in the period in which such determination is made.

Pensions

The determination of our pension benefit obligation and expense for defined benefit pension plans is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 5 to our consolidated financial statements included in Item 18 of this annual report and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. A portion of our plan assets is invested in equity securities. The equity markets have experienced volatility, which has affected the value of our pension plan assets. This volatility may make it difficult to estimate the long-term rate of return on plan assets. Actual results that differ from our assumptions are accumulated and amortized over future periods and therefore generally affect our recognized expense and recorded obligation in such future periods. Our assumptions are based on actual historical experience and external data regarding compensation and discount rate trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. The financial impact of the pension assumptions affects mainly the Devices & Services and Nokia Siemens Networks segments.

Share-based Compensation

We have various types of equity settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant, excluding the impact of any non-market vesting conditions. Fair value of stock options is estimated by using the Black Scholes model on the date of grant based on certain assumptions. Those assumptions are described in Note 22 to our consolidated financial statements included in Item 18 of this annual report and include, among others, the dividend yield, expected volatility and expected life of stock options. The expected life of stock options is estimated by observing general option holder behavior and actual historical terms of Nokia stock option programs, whereas the assumption of the expected volatility has been set by reference to the implied volatility of stock options available on Nokia shares in the open market and in light of historical patterns of volatility. These variables make estimation of fair value of stock options difficult.

Non-market vesting conditions attached to the performance shares are included in assumptions about the number of shares that the employee will ultimately receive relating to projections of sales and earnings per share. On a regular basis, we review the assumptions made and revise the estimates of the number of performance shares that are expected to be settled, where necessary. At the date of grant, the number of performance shares granted that are expected to be settled is assumed to be two times the amount at threshold. Any subsequent revisions to the estimates of the number of performance shares expected to be settled may increase or decrease total compensation expense. Such increase or decrease adjusts the prior period compensation expense in the period of the review on a cumulative basis for unvested performance shares for which compensation expense has already been recognized in the profit and loss account, and in subsequent periods for unvested performance shares for which the expense has not yet been recognized in the profit and loss account. Significant differences in employee option activity, equity market performance, and our projected and actual net sales and earnings per share performance may materially affect future expense. In addition, the value, if any, an employee ultimately receives from share-based payment awards may not correspond to the expense amounts recorded by the Group.